[Home Depot Letterhead]

October 4, 2013

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Rufus Decker, Accounting Branch Chief
Ernest Greene, Staff Accountant

Re:	The Home Depot, Inc.
Form 10-K for the Year Ended February 3, 2013
Filed March 28, 2013
Response dated September 6, 2013
File No. 1-8207

Dear Mr. Decker:

This letter responds to the letter dated September 20, 2013 from the U.S. Securities and Exchange Commission (the “Commission”) to The Home Depot, Inc. (the “Company”) setting forth the comments of the staff of the Commission (the “Staff”) on the Company’s Annual Report on Form 10-K for the fiscal year ended February 3, 2013 (the “2012 Form 10-K”).

The Staff’s comments have been reproduced below followed by the Company’s response.

Management’s Discussion and Analysis, page 17

Executive Summary and Selected Consolidated Statement of Earnings Data, page 17

We note your response to comment two from our letter dated August 8, 2013. Notwithstanding the fact that online sales are a part of your Interconnected Retail strategy, it appears that you prominently discuss your online experience in great detail. For example, in your Q1 2013 earnings call transcript, you disclosed that you continue to improve the overall dotcom experience for your customers. In addition, you were pleased that online traffic to your site was up almost 50% and as part of that not surprisingly mobile traffic more than doubled. In your Q2 2013 earnings call transcript, you disclosed that almost one out of every three online orders are completed in the store either through Buy Online Pickup in Store, or Buy Online Ship to Store. Given your consistent discussion of online activity, in future filings, please disclose the percentage of your net sales that are online sales or disclose that your online sales are immaterial for the periods presented. Please show us in your supplemental response what the revision will look like.

Mr. Rufus Decker
October 4, 2013

Response: In future filings, we will disclose the percentage of our net sales that are online sales. For example, the Selected Sales Data within our Executive Summary and Selected Consolidated Statements of Earnings Data, page 19 of our 2012 Form 10-K, revised to reflect the expanded disclosure, would read as follows:

				% Increase (Decrease) In Dollar Amounts
	Fiscal Year(1)
	2012	2011	2010	2012 vs. 2011	2011 vs. 2010
SELECTED SALES DATA
Number of Customer Transactions (in millions)(2)	1,364.0	1,317.5	1,305.7	3.5%	0.9%
Average Ticket(2)	$54.89	$53.28	$51.93	3.0%	2.6%
Weighted Average Weekly Sales per Operating Store (in thousands)	$627	$601	$581	4.3%	3.4%
Weighted Average Sales per Square Foot(2)	$318.63	$299.00	$288.64	6.6%	3.6%
Comparable Store Sales Increase (%)(3)	4.6%	3.4%	2.9%	N/A	N/A
Online Sales (% of Net Sales)(4)	2.4%	1.8%	1.5%	39.3%	30.8%
Note: Certain percentages may not sum to totals due to rounding.
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(1)
Fiscal years 2012, 2011 and 2010 refer to the fiscal years ended February 3, 2013, January 29, 2012 and January 30, 2011, respectively. Fiscal year 2012 includes 53 weeks; fiscal years 2011 and 2010 include 52 weeks.

(2)
The 53rd week of fiscal 2012 increased customer transactions by approximately 21 million, positively impacted average ticket by approximately $0.06 and positively impacted weighted average sales per square foot by approximately $5.51.

(3)
Includes Net Sales at locations open greater than 12 months, including relocated and remodeled stores and online sales, and excluding closed stores. Retail stores become comparable on the Monday following their 365th day of operation. Comparable store sales is intended only as supplemental information and is not a substitute for Net Sales or Net Earnings presented in accordance with generally accepted accounting principles. Net Sales for the 53rd week of fiscal 2012 are not included in comparable store sales results for fiscal 2012.

(4)
Consists of Net Sales generated online through the Home Depot and Home Decorators Collection websites for products delivered to customer locations or picked up in stores through our Buy Online, Pick-Up In Store ("BOPIS") and Buy Online, Ship to Store ("BOSS") programs.

N/A - Not Applicable

****

Mr. Rufus Decker
October 4, 2013

If you have any questions or comments or need additional information, please do not hesitate to contact me. I may be reached at (770) 384-5735 or by fax (770) 384-5736 or e-mail (Carol_Tome@homedepot.com).

Respectfully submitted,

/s/ Carol B. Tomé
Carol B. Tomé
Chief Financial Officer and Executive
Vice President – Corporate Services

cc:	Teresa Wynn Roseborough Executive Vice President, General Counsel and Corporate Secretary
F. Duane Ackerman Chair, The Home Depot, Inc. Audit Committee
David J. Middendorf KPMG LLP
Brian J. Lane Gibson, Dunn & Crutcher LLP